

Mail Stop 4631

May 24, 2016

Via E-mail
Mr. James S. Scully
Executive Vice President & Chief Financial Officer
Avon Products, Inc.
777 Third Avenue
New York, NY 10017

> **Re: Avon Products, Inc.**
> **Form 10-K**
> **Filed February 23, 2016**
> **File No. 1-4881**

Dear Mr. Scully:

We have reviewed your response dated May 12, 2016 and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the period ended March 31, 2016

1. Accounting Policies, page 8

Venezuela, page 8

1. We note your response to prior comment 2 that states the $39 million net assets of Venezuela did not include any intercompany balances as those balances would eliminate in consolidation. Please quantify the amount of intercompany receivables and payables recorded at your Venezuelan sub to/from parent and to/from other subs and clarify whether or not these balances were written off. Your statement that the intercompany balances were not included because they eliminate in consolidation leads us to believe that you still have these balances recorded when they should be written off in deconsolidation regardless of offset or elimination. Please clarify your accounting for these intercompany balances in deconsolidation and how this complies with GAAP.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin at (202) 551-3236, or Pamela Long, Assistant Director, at (202) 551-3765, with any other questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and
Construction